UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2006

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                        Form 40-F[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Trading Symbols (LMD:TSX V; LNGMF:OTC BB)

151 Bloor St West                          Kenzo Oriental Tower 11K

Suite 703                                           48 Dongzhimenwai Dajie

Toronto, Ontario                                       Dongcheng District

Canada M5S 1S4                                    Beijing 100027 China

Tel :  +1.416.927.7000                     Tel:  +011.8610.5160.0689

Fax : +1.416.927.1222                    Fax:  +011.8610.5160.0788

www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

Second Quarter Ended June 30, 2006

(Unaudited – Prepared by Management)

August 29, 2006

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheets as at June 30, 2006 and the interim Statements of Deficit, Operations,  and Cash Flows for the six months ended June 30, 2006.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2006 Second Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of August 29, 2006 (the “Report Date”) and should be read in conjunction with the interim financial statements for the six months ended June 30, 2006 and the Company’s annual financial statements for the year ended December 31, 2005.  These documents can be found on the SEDAR website at www.sedar.com.

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media recognizes revenue at the end of June and at the end of December when it can reconcile to royalty revenues reported by PEP.  Funds received for Q1 and Q3 will be recorded as unearned revenues.

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

In Canada, the Company sells its product, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Overall Performance

China

Having sold over 100 million copies of published titles, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

Based on the Company’s new practice of recording revenues from China, the Company does not recognize revenues from China in Q1.  In the past, the Company estimated Q1 revenues based on prior results, and reconciled the estimates to actual results provided by PEP in the next quarter.   However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual will be recognized.

Revenues from China for Q2 2006 are $282,454 compared to $345,848 for the corresponding Q2 2005 and the financial statements for the second quarter  provide the sales information for both Q1 and Q2 in aggregate.

Canada

The Company continues to market its English language learning materials from The Outloud Program in the Province of Ontario.   Revenues from The Outloud Program were $1,417 in Q2 2006 compared to $3,920 in Q2 2005.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

The Company continues to earn recurring royalty revenue from China and recognizes revenues on a semi-annual basis.  As of June 30, 2006 the Company had a working capital surplus of $157,188.  Net loss for the six months ended June 30, 2006 was ($521,527) compared to a loss of ($265,280) for the same period last year.  The Company has drawn down its banking facility in the amount of $115,000 and increased its related party loans to $54,488 and its third party loans to $166,205.

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

Results of Operations

Revenue and Margin

In keeping with the revised revenue recognition practice, royalty revenue from China for Q2 2006 was $282,454 and Q2 2005 was $345,848.  The financial statements for the second quarter provide the sales information for both Q1 and Q2 in aggregate.

Revenues earned in Canada were $1,417 in Q2 2006 compared to $3,920 in Q2 2005, representing a decrease of 64% as our Canadian market sales efforts continue.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $528,715 during the first six months of 2006 as compared with $446,616 for the same period in 2005.   Premises or rent expense increased by $15,883 as the Company signed a new lease agreement in Toronto.  The Company hired additional staff to implement its China Expansion Plans which resulted in increased compensation expense.

The Company receives various government grants throughout the year. The proceeds of the grants are used to develop specific programs that have specific milestones and/or criteria associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  During the first six months of 2006, an amount of $76,441 was used to offset its Q2 expenses compared to $106,201 during the same period in 2005.

The Company had general and administrative expenses during the quarter and comparable last year’s quarter as follows:

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

Interest on Debt

Interest expense of $14,579 was recorded during the quarter as the Company had a bank loan, related party loans and a third party loan on its Balance Sheet since December 31, 2005.   The Company increased its overall borrowings during the ensuing six month period by $118,764.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  Amortization during the quarter was increased to $67,684 compared to $54,676 for the similar period in 2005 as the asset base increased.

The stock-based compensation for Q2 2006 increased to $62,325 compared to $17,072 for Q2 2005 as additional stock options vested during the quarter.

Net Loss

The Company reported a loss before extraordinary items and taxes of ($521,527) for the six months ended June 30, 2006 as compared to a loss of ($265, 280) for the same period last year. The Company reported no extra-ordinary items during the Q2 2006. The Company had taxes payable for the Q2 2006 of $40,956 compared to $50,148 during Q2 2005.

Summary of Quarterly Results

Liquidity and Capital Resources

As of June 30, 2006, the Company had cash on hand of $50,399 and accounts and grants receivable of $520,627. The Company’s current assets amounted to $681,747 and current liabilities of $524,558, resulting in a working capital surplus of $157,188.

The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada.

The Company utilized its $150,000 line of credit that was previously arranged with its banker and had an outstanding balance of $115,000 on the credit line at quarter end.   The Company increased its loans during the period to $220,693.

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

The Company believes that current cash on hand along with its accounts receivable recurring sales will satisfy its short-term working capital requirements.  The Company’s ability to meet future commitments is dependent upon the ability of the Company to raise additional funds through equity and/or debt financing.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the second quarter of 2006, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $60,000 (2005 - $60,000) were paid to a company controlled by a director and senior officer of the Company in the normal course of business. At June 30, 2006, $52,420 (2005 - $25,680) is included in accounts payable.

The shareholder loans were interest bearing at 12% per annum.  Interest expense for the six month period was $2,975 (2005 - $6,074).

Proposed Transactions

The Company signed a Definitive Joint Venture Agreement with Hebei Sanlong Cultural Enterprise Co. Ltd. to form a joint venture company in the province of Hebei, PRC.  The purpose of the joint venture is to create a direct-to-consumer retail educational newspaper sales channel.  The Company will contribute approximately CAD$365,000 for its 51% interest in the joint venture.

The Company signed a Definitive Joint Venture Agreement with Liaoning Publishing Group to distribute English supplemental magazines, newspapers or books

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

.

On May 24, 2006, the Company signed a Cooperation Agreement with Phoenix Publishing and Media Group to cooperate in different ways including the co-publishing and distribution of books, newspapers, magazines, online education for the overseas markets.

The Company is in discussions with Yilin Press, the foreign-oriented publishing subsidiary of Phoenix Publishing & Media Group of Jiangsu Province, China, to co-publish two programs for the Jiangsu Province.

On June 14, 2006, the Company announced an agreement to co-publish an innovative vocational English language learning program with Yilin Press,.

During the quarter and subsequent to quarter end, the Company announced several new appointments including a new VP Operations for China (Michael Williams), a new Marketing Director in China (Jenny Bao) and two new Western authors living in China (Suzanne Robare and Lisa Black).

The Company is cuurently in discussions with several companies for the purposes of a business combination and/or acquisition.  There can be no assurance as to whether these discussions will lead to a definitive agreement and closing.

Additional Disclosure for Venture Issuers without Significant Revenue

Development Costs

Acquired Publishing Content

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

Property & Equipment

Disclosure of Outstanding Share Data

Common Shares outstanding as at June 30, 2006

28,320,273

Options to purchase Common Shares outstanding

  3,237,834

There are no other dilutive securities of the Company outstanding.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future operations.

Additional Information

Additional information regarding the Company can be found at SEDAR www.sedar.com

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

September 1, 2006

By: “Michael P. Kraft”________

President and Chief Executive Officer

Lingo Media Inc.  (LMD: TSX V; LNGMF: OTC BB) Management Discussion and Analysis